Subsidiaries of 3Power Energy Group Inc.

Name	Jurisdiction of Incorporation

Seawind Energy Limited	United Kingdom

Seawind Services Limited	United Kingdom

Prime Sun Power Italia S.r.l	Italy

3Power Energy Limited	Cyprus

3Power Hydro Limited	Cyprus

3Power Solar Energy Limited	Cyprus

3Power Wind Energy Limited	Cyprus